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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         Visual Bible International Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    928419308
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]   Rule 13d-1(b)
[X ]   Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928419308

          1. Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             AGF Management Limited

          2. Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [X]
             (b) [ ]

          3. SEC Use Only

          4. Citizenship or Place of Organization
             Ontario, CANADA

Number of      5. Sole Voting Power 0
Shares
Beneficially   6. Shared Voting Power 5,312,983
Owned by
Each Reporting 7. Sole Dispositive Power 0
Person With
               8. Shared Dispositive Power 5,312,983

          9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,983

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11. Percent of Class Represented by Amount in Row (9) 6.22%

          12. Type of Reporting Person (See Instructions) OO

CUSIP No. 928419308

             1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   AGF Funds Inc.

             2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]

             3.    SEC Use Only

             4.    Citizenship or Place of Organization
                   Ontario CANADA

Number of       5. Sole Voting Power 0
Shares
Beneficially    6. Shared Voting Power 5,312,983
Owned by
Each Reporting  7. Sole Dispositive Power 0
Person With
                8. Shared Dispositive Power 5,312,983

          9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,983

          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          11. Percent of Class Represented by Amount in Row (9) 6.22%

          12. Type of Reporting Person (See Instructions)
              CO

SCHEUDLE 13G

Item 1.
        (a)        Name of Issuer: Visual Bible International Inc.
        (b)        Address of Issuer's Principal Executive Offices:
                   5100 Town Center Circle
                   Suite 330
                   Boca Raton, FL 33486
Item 2.
        (a)     Name of Person Filing AGF Management Limited and AGF Funds Inc.
        (b) Address of Principal Business Office or, if none, Residence P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor Toronto, Ontario, M5K 1E9
        (c)     Citizenship
                Canadian
        (d)     Title of Class of  Securities
                Visual Bible  International  Inc.
                (Common Stock)
        (e)     CUSIP Number
                928419308

Item 3.   If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
          (b)[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d)[ ]  Investment   company   registered   under  section  8  of  the
                  Investment  Company  Act of 1940 (15  U.S.C  80a-8).
          (e)[ ]  An     investment      adviser     in     accordance      with
                  ss.240.13d-1(b)(1)(ii)(E);
          (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
          (g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
          (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

          (a)     Amount beneficially owned: 5,312,983
          (b)     Percent of class: 6.22%
          (c)     Number of shares as to which the person has:
               (i)  Sole power to vote or to direct the vote: 0
               (ii) Shared power to vote or to direct the vote: 5,312,983
               (iii) Sole power to dispose or to direct the disposition of: 0
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    5,312,983

Item 5.    Ownership  of Five  Percent  or Less of a  Class:
           Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
           See "Exhibit A".

Item 8.    Identification  and  Classification  of  Members of the Group
           Not applicable.

Item 9.    Notice of Dissolution of Group
           Not applicable.

Item 10.       Certification

                       (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 15, 2006
                        --------------------------------------------------------
                                                   Date

                                           /s/ Jacqueline Sanz
                        --------------------------------------------------------
                                                Signature


                         Jacqueline Sanz, Chief Privacy Officer, Vice President,
                                       Compliance and Risk Analysis
                        --------------------------------------------------------
                                                Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.

If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001)

                                    Exhibit A




                             AGF Management Limited
                          (100% directly or indirectly)
                                        =
                                        =
                                        =
                                        =
                                 AGF Funds Inc.